SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
                         AND AMENDMENTS THERETGO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 3)*


                                THE TALBOTS, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  874161 10 2
                                  ------------
                                 (CUSIP Number)




-----------------------
          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------
CUSIP No.     874161 10 2                                     13G
------------ ----------------------------------------------

     1       NAME OF REPORTING PERSONS                     JUSCO (U.S.A.), INC.
             I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSONS (ENTITIES ONLY)

------------ ----------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                          (a)      [ ]
                                                             (b)      [ ]
------------ ----------------------------------------------
     3       SEC USE ONLY
------------ ----------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE
------------ -----------------------------------------------
 NUMBER OF   5       SOLE VOTING POWER                       20,161,718
  SHARES
----------- ------------------------------------------------
BENEFICIALLY 6       SHARED VOTING POWER                     0
 OWNED BY
----------- -------------------------------------------------
EACH         7       SOLE DISPOSITIVE POWER                   20,161,718
REPORTING
----------- -------------------------------------------------
PERSON       8       SHARED DISPOSITIVE POWER                 0
 WITH
----------- -------------------------------------------------
    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                            20,161,718
------------ ------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                 [ ]
------------ ------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  63.4%

------------ ------------------------------------------------
    12       TYPE OF REPORTING PERSON*                        C O
------------ ------------------------------------------------
             * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).   Name of Issuer:

             The Talbots, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             175 Beal Street
             Hingham, Massachusetts 02043

Item 2(a).   Name of Person Filing:

             JUSCO (U.S.A.), Inc.

Item 2(b).   Address of Principal Business Office, or, if None, Residence:

             520 Madison Avenue
             New York, New York 10022

Item 2(c).   Citizenship:

             Delaware corporation

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             874161 10 2

Item 3.      If  this  statement  is  filed  pursuant  to Rule
             13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [ ] Broker of Dealer registered under Section 15 of the Act,

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

             (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,

             (d)  [ ] Investment Company registered under Section 8 of the
                      Investment Company Act,

             (e)  [ ] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940,
             (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule13d-1(b)(1)(ii)(F),

             (g)  [ ] Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G); see Item 7,

             (h)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                   Not applicable.

Item 4.  Ownership.

                           If the percent of the class owned,  as of December 31
                  of the year covered by the statement, or as of the last day of any such month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                           (a)  Amount Beneficially Owned:

                                20,161,718

                           (b)  Percent of Class:

                                63.4%

                           (c)  Number of shares as to which such person has:

                                  (i)  Sole power to vote or to direct the vote

                                       20,161,718

                                  (ii) Shared  power  to vote or to  direct  the
                                       vote

                                       Not applicable.

                                  (iii)Sole  power to  dispose  or to direct the
                                       disposition of

                                       20,161,718

                                  (iv) Shared  power to dispose or to direct the
                                       disposition of

                                       Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 2, 1998

                                                JUSCO (U.S.A.), INC.


                                         By:    ISAO T. TSURUTA
                                                ----------------------
                                         Name:  Isao T. Tsuruta
                                         Title:  Senior Vice President